UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1 )

Filed by the Registrant  ☐

Filed by a Party other than the Registrant  ☒

Check the appropriate box:

 ☒   Preliminary Proxy Statement

 ☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

 ☐   Definitive Proxy Statement

 ☐   Definitive Additional Materials

 ☐   Soliciting Material Under Rule 14a-12

J. ALEXANDER’S CORPORATION
(Name of Registrant as Specified in Its Charter) PRIVET FUND LP PRIVET FUND MANAGEMENT LLC RYAN LEVENSON BEN ROSENZWEIG TODD DIENER
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

 ☒   No fee required.

 ☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.(1)

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRELIMINARY PROXY SUBJECT TO COMPLETION
DATED MAY 18 , 2012

THE COMMITTEE TO STRENGTHEN J. ALEXANDER’S
_______, 2012

Dear Fellow J. Alexander’s Shareholder:

As of the date of this proxy statement,  members of The Committee to Strengthen J. Alexander’s (the “Committee,” “our” or “we”) own an aggregate of 593,985 shares of common stock of J. Alexander’s Corporation (“J. Alexander’s” or the “Company”), representing approximately 9.9 % of the Company’s outstanding shares of common stock.  We are soliciting proxies to elect [two] experienced and highly qualified director candidates at J. Alexander’s upcoming 2012 Annual Meeting of shareholders (the “Annual Meeting”).  We are doing so because we believe the current Board of Directors of the Company (the “Board”) has consistently failed to act in your best interests.  We believe that the Company’s Board, currently composed of only three independent directors, would greatly benefit from the addition of highly qualified director nominees to bring fresh and unique perspectives.  As one of the Company’s largest shareholders, our interests are directly and properly aligned with the interests of other shareholders.

The Committee is composed of Privet Fund LP, (“Privet Fund”), Privet Fund Management LLC (“Privet Management”, and together with Privet Fund, “Privet”), Benjamin Rosenzweig and our nominees, Ryan Levenson and Todd Diener (the “Nominees”).  By way of introduction, Privet is an investment firm that seeks to identify and invest in small capitalization companies believed to be valued at significant discounts to their intrinsic value.  In most cases the companies in which we invest have a long history of underperformance as compared to their peer companies and other relevant benchmarks.  Before we decide to commit capital, we engage in significant amounts of research and due diligence, delving deep into business fundamentals and the broader industry environment.  Once we are convinced that there is an opportunity to recognize meaningful value, we will then invest.  As investors, our approach is to actively engage with management teams and boards of directors in a constructive and collaborative manner to identify and implement strategies that can drive significant increases in shareholder value.

We are seeking your support at the Annual Meeting to elect [two] director candidates in order to ensure that the interests of the shareholders, the owners of J. Alexander’s, are properly represented in the boardroom.  These director candidates are committed to representing shareholder interests by effectively addressing the critical issues facing the Company and, if elected, are committed to working with management and the Board to maximize value for all shareholders.

Contrary to what the Company has publicly stated, we are not seeking control of the Company’s Board, nor are we looking to exit our position after turning a quick profit.

We have one goal - maximize value for the benefit of all shareholders.

We believe that the Company’s current management and Board have presided over a period of significant value destruction for the Company’s shareholders that cannot be obscured by a recent industry recovery (see “Reasons for Our Solicitation”).  We are further troubled by the Company’s current restaurant operating margins and history of declining guest counts.

As one of the largest shareholders of the Company, our interests are directly aligned with the interests of all shareholders.  The current independent members of the Board directly own just 0.1% of the Company’s outstanding shares despite an average tenure of approximately eight years.  This compares to our ownership of 9.9 % of the outstanding shares of J. Alexander’s.  We strongly believe the Company’s Board would benefit from shareholder representation. We believe that J. Alexander’s has a history of poor governance practices that calls into question the Board’s independence and its oversight of management. These include excessive compensation for sub-par long term performance, a combined Chairman and CEO position for 22 years, the historical lack of a formal Nominating and Governance Committee and a recently adopted poison pill.  We do not believe these actions, all overseen by the current Board, serve the best interests of shareholders.

The Board is currently comprised of [four] directors.  We are seeking [two] seats to ensure that the interests of all shareholders are properly represented in the boardroom.  If elected, our Nominees will constitute [half] of the Company’s Board and are committed to working constructively with the remaining members of the Board and management to address the serious issues facing the Company.

We urge you to consider carefully the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about May ___, 2012.

Please do NOT sign the Company’s [White] proxy card.  In order to vote for our Nominees, it is imperative that you disregard all [White] proxy cards and return each and every GOLD proxy card you receive.  If you have already voted the [White] proxy card furnished by the Company, you may exercise your right to change your vote by signing, dating and returning a GOLD proxy card at a later date or by voting in person at the Annual Meeting.  Please vote each and every GOLD proxy card you receive.

If you have any questions or require any assistance with your vote, please contact Morrow & Co., LLC who is assisting us, at 1-800-607-0088.  Their employees are available should you need any help in casting your vote.

Thank you for your support.

Sincerely,

Ryan Levenson, Chairman
The Committee to Strengthen J. Alexander’s

YOUR VOTE IS IMPORTANT!

Please mark, sign and date your GOLD proxy card and return it promptly in the enclosed postage-paid envelope, whether or not you plan to attend the meeting.  If you own shares in a brokerage account, your broker cannot vote your shares on the election of directors without your instructions.  Therefore, it is imperative that you exercise your right as a shareholder and vote the GOLD card.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the Committee’s  proxy materials, please contact
Morrow & Co. at the phone numbers or the email address listed below.

Morrow & Co., LLC

470 West Avenue

Stamford, CT  06902

Shareholders call toll free at: 1-800-607-0088

Banks and brokers call collect at: (203) 658-9400

Email us at: votegold@morrowco.com

PRELIMINARY PROXY SUBJECT TO COMPLETION
DATED MAY 18 , 2012

ANNUAL MEETING OF SHAREHOLDERS
OF
J. ALEXANDER’S CORPORATION

PROXY STATEMENT
OF
THE COMMITTEE TO STRENGTHEN J. ALEXANDER’S

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card are being furnished by The Committee to Strengthen J. Alexander’s (the “Committee,” “our” or “we”) to the shareholders of J. Alexander’s Corporation (“J. Alexander’s” or the “Company”).  We are writing to seek your support for the election of our [two] director nominees to the Board of Directors of the Company (the “Board”) at the Annual Meeting of Shareholders scheduled to be held on [MEETING DATE], 2012, at [MEETING TIME] at [MEETING LOCATION] (including any adjournments or postponements thereof and any meeting that may be called in lieu thereof, the “Annual Meeting”).  This proxy statement (the “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to shareholders on or about May ___, 2012.

This Proxy Statement and the enclosed GOLD proxy card are being furnished by the Committee in connection with the solicitation of proxies from J. Alexander’s shareholders for the following purposes:

1.
To elect our [two] director nominees, [Todd Diener and Ryan Levenson] (the “Nominees”), to serve as directors of the Company to hold office until the 2013 annual meeting of shareholders and until their respective successors have been duly elected and qualified, in opposition to certain of the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	To ratify the appointment by the Company’s Audit Committee of KPMG LLP as the Company’s independent registered public accounting firm for fiscal year 2012; and

3.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

[Because of the way the rules regulating proxy solicitations work, we are not able to solicit authority to vote for any of the Company’s nominees.  As a result, by voting on the enclosed GOLD proxy card, you will only be able to vote for our two Nominees and not for a full slate of four director nominees.  Shareholders who attend the Annual Meeting in person are generally able to vote a “split ticket” by voting on a ballot (an “Omnibus Ballot”) that we expect the Company will provide that will name all of the individuals for whose election as directors proxies are being solicited.]

i

              [ Although Shares (as defined below) represented by properly executed GOLD proxy cards will not be voted for any of the Company’s nominees because such nominees have not consented to be named in our proxy statement, t he members of the Committee intend to attend the Annual Meeting and vote their own  Shares on an Omnibus Ballot FOR our Nominees as well as Lonnie Stout and [________].  If the Company declines to provide an Omnibus Ballot, the members of the Committee will vote their Shares FOR our Nominees only .]

             [If our Nominees are elected, the remaining two directors will be the two Company nominees receiving a plurality of the votes cast.   According to the Company,  an average of 33.8% of the Shares voted in each of the last three years have “withheld” voting authority for  Mr. Stout1.    If Mr. Stout is not elected at the Annual Meeting,  our Nominees would support a proposal to  expand the Board by one member and appoint Mr. Stout to fill the vacancy created thereby because our Nominees believe that the Board may benefit from having the perspective of the Company’s Chief Executive Officer.  There is no assurance that any of the Company’s nominees will serve as a director if our nominees are elected.]

              The members of the Committee are Privet Fund LP, a Delaware limited partnership (“Privet Fund”), Privet Fund Management LLC, a Delaware limited liability company (“Privet Management” and, together with Privet Fund, “Privet”), Benjamin Rosenzweig  and the Nominees. The members of the Committee are deemed participants in this proxy solicitation.

             The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as of May 21, 2012 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee, 37202.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 5,994,453 shares of common stock, $0.05 par value per share (the “Shares”), outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, the members of the Committee beneficially owned an aggregate of 593,985 Shares, representing approximately 9.9 % of the Shares outstanding (based on the Company’s proxy statement).  We intend to vote such Shares (i) FOR the election of our Nominees to the Board; and (ii) FOR the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for its 2012 fiscal year.

THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES AND IN FAVOR OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR ITS 2012 FISCAL YEAR.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT, INCLUDING THE ELECTION OF THE COMMITTEE’S NOMINEES, BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE COMMITTEE TO STRENGTHEN J. ALEXANDER’S, C/O MORROW & CO., WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at

[INTERNET ADDRESS OF ONLINE PROXY STATEMENT AND PROXY CARD]

1 35.5% withheld in 2011, 38.9% withheld in 2010 and 27.0% withheld in 2009.

ii

 IMPORTANT VOTING INSTRUCTIONS

Your vote is important, no matter how many Shares you own. The Committee urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of our [two] independent Nominees.

●
If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to The Committee, c/o Morrow & Co., LLC (“Morrow”) in the enclosed postage-paid envelope today.

●
If your Shares are held with a broker, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting instruction form, are being forwarded to you by your broker. Your broker cannot vote your Shares on your behalf without your instructions. Please sign, date and return the GOLD voting instruction form in the enclosed postage-paid envelope today.

●
Whether your shares are registered in your own name or held with a broker, you should be able to vote either via the Internet or by toll-free telephone. In order to vote via the Internet or toll-free telephone, you will need your “control number.”  Your “control number” appears on your GOLD proxy card and/or GOLD voting instruction form.  Please refer to the enclosed instructions on how to vote electronically.

Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you return management’s white proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any GOLD proxy card you may have previously sent to us.

Remember, you can only vote FOR our [two] independent Nominees on our GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card and please vote each and every GOLD proxy card or GOLD voting instruction form you receive.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the Committee’s  proxy materials, please contact
Morrow & Co. at the phone numbers or the email address listed below.

Morrow & Co., LLC

470 West Avenue

Stamford, CT  06902

Shareholders call toll free at: 1-800-607-0088

Banks and brokers call collect at: (203) 658-9400

Email us at: votegold@morrowco.com

iii

BACKGROUND TO THE SOLICITATION

After years of monitoring and investing in the restaurant industry, in early 2011 Privet concluded that the valuations in the casual dining sector were not indicative of what Privet viewed as the positive emerging economic trends.  Of all the companies that Privet evaluated, Privet concluded that the common equity of J. Alexander’s Corp. presented the most compelling long-term investment opportunity.  (See “Reasons for Our Solicitation”).  As a result, on May 25, 2011, Privet made its initial investment in the Company and continued from time-to-time thereafter to purchase additional shares of J. Alexander’s common stock.

The following is a chronology of material events leading up to this proxy solicitation:

●
On September 23, 2011, Ryan Levenson, Founder and Managing Member of Privet, and Ben Rosenzweig, Privet’s analyst responsible for the J. Alexander’s investment, held a conference call with Lonnie Stout, Chairman and Chief Executive Officer of the Company and R. Greg Lewis, Chief Financial Officer of the Company, to introduce themselves and discuss the Company’s strategy and business fundamentals.

●
On October 24, 2011, Privet’s beneficial ownership of J. Alexander’s exceeded 5% and, as a result, on November 3, 2011, Privet filed a Schedule 13D with the Securities and Exchange Commission reporting ownership of 464,237 shares of J. Alexander’s common stock, representing 7.7% of the Company’s outstanding Shares.

●
On November 9, 2011, Messrs. Levenson and Rosenzweig held a conference call with Messrs. Stout and Lewis to further discuss the Company’s strategy and business fundamentals, as well as some of management’s explanations for the Company’s historical operational underperformance compared to its peers1.

●
On December 20, 2011, Messrs. Levenson and Rosenzweig met with Messrs. Stout and Lewis at the Company’s headquarters in Nashville, TN to discuss the Company’s operating strategy, business fundamentals, capital allocation philosophy and historical performance.  During the course of the meeting Messrs. Levenson and Rosenzweig focused the discussion on ways in which the Company could reduce its operating costs and increase returns on new restaurant openings.  (See, “Reasons for Our Solicitation”).

●
Based on Privet’s conclusions relating to the Company’s operational underperformance and belief that the Company’s Board has failed to maximize value for shareholders, Privet concluded that the Board would benefit from the addition of shareholder representation on the Board in general and directors who possessed experience in the casual dining industry as well as capital markets expertise in particular.  Privet began to evaluate potential candidates with senior restaurant leadership experience who would be interested in serving as directors of the Company.

1 See “Reasons for Our Solicitation” for data regarding the Company’s financial performance as compared to that of a peer group of publicly traded casual dining companies that we believe are appropriately viewed as peer companies.

●
On January 25, 2012, Messrs. Levenson and Rosenzweig were introduced to Todd Diener.  Mr. Rosenzweig and Mr. Diener had a lengthy telephone conversation discussing the casual dining industry as well as Mr. Diener’s extensive past experiences as the President of Chili’s and On the Border restaurants.

●
On January 26, 2012 Messrs. Levenson and Rosenzweig had another telephone conversation with Mr. Diener to get his perspective on J. Alexander’s and the possibility of Mr. Diener serving as a candidate on a potential slate of director nominees to be proposed by Privet in the event the Company declined to consider making changes to the Board.

●
On January 26, 2012, Messrs. Levenson and Rosenzweig attempted to schedule another conference call with Messrs. Lewis and Stout.  Mr. Lewis informed the Privet representatives that the Company was in a “quiet period” and was unwilling to speak until the Company reported its first quarter earnings.  Based on historical earnings releases, Privet estimated that this date would be sometime in the middle of March.  Messrs. Levenson and Rosenzweig emphasized that they were not seeking to discuss J. Alexander’s historical financial performance, but rather the possibility of adding new directors to the Company’s Board.

●
On January 27, 2012, Mr. Levenson had a telephone conversation with James Pappas, Managing Partner of JCP Management, LLC, an investment management company, to discuss the possibility of Mr. Pappas serving as a candidate on a potential slate of director nominees to be proposed by Privet in the event the Company declined to consider making changes to the Board.

●
On January 30, 2012, Messrs. Levenson and Rosenzweig spoke telephonically with Mr. Lewis and the Company’s outside counsel in an attempt to engage in a discussion regarding the composition of the Company’s Board.  Messrs. Levenson and Rosenzweig recommended that the Board consider four individuals, each of whom would provide valuable experience to assist the Company in improving its operational and financial performance.  Messrs. Levenson and Rosenzweig expressed their desire to work cooperatively and constructively with the Company’s management and Board to enhance shareholder value, indicating that they were prepared to discuss various proposals that would enhance the capabilities of the Board.  Messrs. Levenson and Rosenzweig noted that the J. Alexander’s Bylaws contained complicated requirements regarding shareholder nominations of candidates for election as directors and, most significantly, established a short “window period” of only 15 days during which nominations could be submitted.  Specifically, they noted that the window period for nominations at the upcoming 2012 Annual Meeting would close on February 3, 2012, and any nominations received after that date could be rejected unless the Company either waived or extended the deadline.  Messrs. Levenson and Rosenzweig advised Mr. Lewis that Privet preferred not to go through the formal nomination process, preferring instead a collaborative discussion with management and the Board of Directors.  The Company declined to engage in any discussion regarding the individuals that had been suggested by Messrs. Levenson and Rosenzweig during the call.

●
Given the Company’s refusal to engage in any discussion of additional director nominees, immediately following the call Messrs. Levenson and Rosenzweig sent an e-mail to Mr. Lewis with background information on the four individuals who had been suggested for consideration as director candidates. A response as to whether the Board was willing to consider any of such individuals for election as a director was requested by the close of business on February 1, 2012 to ensure that Privet would have the ability to formally nominate director candidates if the Company continued its refusal to engage in collaborative discussions.  Below are excerpts from the above-referenced e-mail:

Greg,
As we discussed on the phone today it is our intention to nominate the following four highly qualified individuals to the Board:

●	Todd Diener
●	James Pappas
●	Ben Rosenzweig
●	Ryan Levenson

To be clear, we have no desire to run the Company day to day but feel that we are proposing directors whose monetary interests are aligned with all shareholders, whose unique experience and expertise will benefit management and shareholders alike and who are eager to work with you and the rest of the management team in building the business.[…]

As we have said all along, our business is to work constructively with the management teams in which we invest and we hope to do so with you and Lonnie.  We would like to hear back from you by 5:00 p.m. ET on Wednesday, February 1st.  However, if we cannot meet some resolution, we will be forced by the terms of the J. Alexander’s bylaws to submit a formal nomination package and other materials such as a proxy statement in order to preserve our rights.  We are substantially complete in preparing all materials, but again, would prefer to work with management in a collaborative way to minimize disruption and expense.

Thank you for your time today and we look forward to hearing back from you. Please reply to this email to confirm receipt.

●
On February 1, 2012, Privet received an electronic letter from Mr. Stout (who had not participated in the January 30, 2012 telephone call) stating that the “unanimous” view of the Company’s Board was “to reject your proposal.” Since the Company was unwilling to consider as director candidates any of the four individuals who had been informally suggested by Messrs. Levenson and Rosenzweig, and made such determination without any meeting or discussion, Privet concluded that the only remaining option was to submit a formal Notice of Intent to Nominate (the “Nomination Notice”) director candidates in accordance with the Company’s Bylaws to preserve the ability to bring one or more shareholder nominations forward at the Annual Meeting if cooperative discussions with the Company failed.

●
On February 2, 2012, Privet delivered a letter to the Company nominating four individuals, Ryan Levenson, Ben Rosenzweig, Todd Diener and James Pappas (the “Potential Nominees”) for election as directors.  While Privet has never sought control, Privet nominated four individuals in order to preserve its rights to respond appropriately in the event that the size of the Board was altered prior to the Annual Meeting.

●
On February 2, 2012, Mr. Levenson discussed with Mr. Pappas the possibility of working together to solicit proxies in furtherance of the election of director candidates at the Company’s Annual Meeting.

●
On February 3, 2012, Privet, certain entities of which Mr. Pappas is a principal, as well as each of the Potential Nominees entered into a Joint Filing and Solicitation Agreement. This agreement resulted in the formation of “The Committee To Strengthen J. Alexander’s”.

●
On February 3, 2012, Privet’s Schedule 13D was amended to report the foregoing developments, add as participants the parties to the Joint Filing and Solicitation Agreement and disclose that the members of the newly formed group collectively owned 752,725 Shares of J. Alexander’s common stock representing 12.6% of the outstanding common stock.

●
On February 6, 2012, Messrs. Levenson and Rosenzweig contacted Messrs. Stout and Lewis in an attempt to schedule a conference call to discuss Privet’s nominations.  Although Messrs. Levenson and Rosenzweig conveyed that the sole topic of discussion was Privet’s Nomination Notice, Mr. Lewis reiterated to the Privet representatives that the Company was in a “quiet period” and unwilling to speak at all until the Company reported its first quarter earnings.

●
On February 15, 2012, representatives of Privet again contacted Mr. Lewis in an attempt to schedule a conference call to discuss Privet’s Nomination Notice.  Privet’s counsel received an email response from the Company’s outside counsel stating that the Company was in the process of reviewing Privet’s Nomination Notice, would send a request for additional information in the future and would set up a call once the Company was in receipt of the requested additional information.

●
On February 29, 2012, having still not received an information request from the Company, Privet’s counsel sent an email to the Company’s outside counsel reiterating Privet’s intent to cooperate with the Company and urging the Company not to engage in any transactions that could result in the disenfranchisement of the Company’s shareholders.

●
On March 1, 2012, approximately one month after Privet’s Nomination Notice had been submitted, the Company’s outside counsel sent a request for additional information about the Potential Nominees to Privet’s counsel.

●
On March 5, 2012, the Company adopted a new shareholder rights plan (or “poison pill”), lowering the triggering threshold from 20% to 15% of the outstanding shares.  Similar to the poison pill it replaced, this new plan is not slated to be voted on by shareholders.

●
On March 7, 2012, the Potential Nominees delivered their responses to the Company’s information request. Privet believes the information requested by the Company was not required in connection with the nomination of director candidates, but the Potential Nominees nevertheless responded in the hope of constructive dialogue.

●
On March 7, 2012, Privet also delivered a letter to Messrs. Stout and Lewis outlining Privet’s belief that the new poison pill was not in the best interests of shareholders and reiterating the willingness of the Potential Nominees to meet with the incumbent directors in an attempt to reach a mutually cooperative resolution with the Company.

●
On March 16, 2012, still unable to conduct discussions with the Company, Privet delivered a letter to the Company requesting a shareholder list and other corporate records as permitted by the Tennessee Business Corporation Act as well as confirmation regarding the size of the Board.

●	On March 23, 2012, the Company requested that Privet sign a confidentiality agreement as a condition precedent to inspecting the Company’s records. Privet complied with this request.

●	On March 29, 2012, the Company provided Privet with most of the requested information and confirmed that the size of the Board was currently set at four.

●
On April 2, 2012, Privet delivered a letter to the independent members of the Company’s Board urging them to exercise their fiduciary duties and reiterating Privet’s belief that a proxy contest was not in the best interests of the Company’s shareholders.

●
On April 25, 2012, Messrs. Levenson and Rosenzweig sent an e-mail to Mr. Stout seeking a constructive dialogue and advancing two specific settlement proposals  in an effort to avoid the expense and disruption of a proxy contest.  Below are excerpts from the e-mail:

Lonnie,

As we have stated on numerous occasions, we do not think it is in the Company’s or its shareholders’ best interests to use shareholder capital to engage in a costly proxy contest.  We have been, and continue to be, interested in working cooperatively and constructively with the Company.  Unfortunately, your responses to our nomination of director candidates, which now apparently includes delaying the Company’s annual meeting, have only strengthened our belief that significant shareholder representation is urgently needed on the Board.  Once again, we are directly reaching out to you in order to exhaust every alternative prior to commencing a solicitation.  To that end, we are prepared to offer specific settlement terms that we believe would be in the best interests of the Company and all shareholders.

Please share with the Board that Privet would agree to one of the following two alternatives:

1.	The Board is expanded by one member, to a total of five, one incumbent director does not stand for re-election and the two vacancies are filled by Privet Nominees as selected by Privet

2.
The Board is expanded by three members, to a total of seven, (i) two of the newly created seats are filled by Privet Nominees as selected by Privet and (ii) the third newly created seat is to be an independent director selected by a four person Nominating Committee consisting of the two Privet Nominees, Mr. Steakley and Ms. Rector

Both alternatives result in a minority of Board seats being occupied by Privet Nominees.

●	On April 27, 2012, Privet received a letter from Mr. Lewis, dated April 25, 2012, indicating that the Board had determined to reject all of the Potential Nominees.

●
On April 27, 2012, Messrs. Levenson and Pappas spoke telephonically to discuss the Company’s rejection of Privet’s Potential Nominees.  They also discussed various aspects of a possible solicitation of proxies by the Committee and concluded that, should the Committee solicit proxies for the election of two directors, those candidates would be Messrs. Diener and Levenson (the “Nominees”).

●	On May 3, 2012, Privet received a letter from Mr. Lewis, dated May 2, 2012, acknowledging receipt of Privet’s April 25th settlement offer and providing the following response:

Please be advised that the independent directors have considered the [settlement] proposals, and the Company has determined not to engage in discussions with you concerning the proposals.

●
On May 3, 2012, the parties to the Joint Filing and Solicitation Agreement executed an amendment to the Joint Filing and Solicitation Agreement, through which Mr. Pappas and his affiliated entities ceased being parties of the Joint Filing and Solicitation Agreement and members of the Committee.

●	On May 3, 2012, the Committee filed a preliminary proxy statement with the SEC.

●
On May 14, 2012, Privet delivered a letter to Mr. Lewis to be delivered to the independent directors of the Company.  In the letter, Privet expressed their concerns regarding a discrepancy in the disclosure of executive compensation as filed in an amendment to the Company’s Form 10-K on April 30, 2012.  Privet noted that the arithmetical sum of the compensation reported for Mr. Stout for 2011 was $1,021,542, yet the “Total” column of the Summary Compensation Table inexplicably reported $771,792, an understatement of over 24%. In light of the foregoing,  Privet voiced their concerns regarding the effectiveness of the Company’s disclosure controls and procedures.

●	On May 15, 2012, the Company filed Amendment No. 2 to its Form 10-K correcting its understatement of Mr. Stout’s 2011 total compensation.

●
Even though the Company’s counsel had stated in her February 15, 2012 e-mail that a telephonic meeting would be arranged once the Company received the information requested of the Potential Nominees, as of the date of this Proxy Statement the Company has never attempted to initiate a constructive dialogue with Privet or any member of the Committee in order to explore ways in which a proxy contest could be avoided.

REASONS FOR OUR SOLICITATION

We are The Committee to Strengthen J. Alexander’s.  The Committee was formed on February 3, 2012 and, as of the date of this Proxy Statement, owns 593,985 Shares, representing approximately 9.9 % of the outstanding Shares of the Company.

We have one goal:  Maximize the value of J. Alexander’s
for all shareholders of the Company.

We believe that the current Board has repeatedly failed to maximize value for shareholders. Based on its established history, we have little confidence that the Board, as currently composed, has the ability or desire to adequately address the following concerns we have about the Company:

●	We are concerned with the Company’s historically weak stock price relative to its peers and relevant indices;

●	We are concerned with the Company’s poor operating performance, including :

o	the Company’s below industry-average restaurant operating margins; and

o	the Company’s history of declining guest counts;

●	We believe that the Company’s capital allocation decisions are misguided;

●	We believe the Board and management have failed to craft a coherent operational strategy for the brand;

●	We believe that the Board has failed to address basic corporate governance issues including:

o	excessive compensation in the form of disturbingly generous change of control and severance arrangements which include gross-ups for certain tax obligations;

o	the lack of an independent chairman, the historical lack of a formal Nominating and Governance Committee and interlocking relationships among Board members;

o	the apparent absence of succession planning;

o	enacting a restrictive poison pill without shareholder approval; and

o	the lack of meaningful stock ownership by management and the independent Board members.

The current Board and management team have had ample time to address these concerns2, yet have failed to take any action that would suggest they understand how to create sustainable, long-term value for shareholders.

If elected at the Annual Meeting, our Nominees would seek to work with the other Board members to address the concerns outlined above and discussed in further detail below.  However, since our Nominees, if elected, will not constitute a majority of the Board, there can be no assurance that they will be able to address the concerns discussed below.

THE COMPANY’S STOCK PRICE HAS SIGNIFICANTLY UNDERPERFORMED ITS PEER GROUP AND THE BROADER EQUITY INDICES OVER MULTIPLE RELEVANT PERIODS

We believe that the Company’s historical stock price underperformance is cause for serious concern.  Since November 1996, when Volunteer Capital Corp (the predecessor to J. Alexander’s) divested its much larger Wendy’s operations to focus solely on its casual restaurant concept, the Company has generated a negative economic return for its shareholders3.

Over multiple relevant time periods, the Company’s stock price has significantly underperformed the Russell 2000 Index, the S&P 1500 Restaurant Index and its most relevant peer group4.  As shown in the table below, an investment made in the Company when it became J. Alexander’s in November 1996 would have lost 29.7% of its value.

	Cumulative Share Price Performance
	3 Year	5 Year	15 Year

Russell 2000 Index	45.6%	6.9%	170.3%
S&P 1500 Restaurant Index	110.0%	87.6%	434.8%
Peer Group	254.1%	49.2%	662.7%

J. Alexander’s Corp.	33.5%	-27.7%	-29.7%

Underperformance vs. Russell 2000	-12.0%	-34.6%	-199.9%
Underperformance vs. S&P 1500 Restaurant	-76.4%	-115.2%	-464.4%
Underperformance vs. Peer Group	-220.6%	-76.9%	-692.3%

2 Chairman/CEO Lonnie Stout has been the CEO of the Company for twenty-six years and Chairman of the Board for twenty-two years.  The average tenure of the three independent directors is thirteen years.
3 Return through November 3, 2011, the last day prior to Privet’s first publicly disclosed ownership filing.  Cumulative returns include dividends.  Source: Bloomberg.
4 The Committee’s defined “peer group” consists of restaurant companies that offer similar services, a similar price point, maintain a similar geographic footprint, produce similar average unit sales volume to J. Alexander’s and, like J. Alexander’s, are publicly traded.  This analysis yielded five publicly traded companies and six competitors (Bravo Brio Restaurant Group is one public company, yet contains two restaurant brands that each individually compete with J. Alexander’s).   The Company does not list a peer group in its proxy filings and, accordingly, has not formally identified the restaurants in the peer group as competitors.  For the Committee’s historical stock price analysis, the peers who had been public for the majority of the measurement period were included in the “peer group”.  These are BJ’s Restaurants (“BJRI”), The Cheesecake Factory (“CAKE”), and PF Chang’s China Bistro (“PFCB”). Other peers who are excluded from this analysis, as they have only been public companies for a small portion of the measurement period, are Bravo Brio Restaurant Group (“BBRG”) and Kona Grill (“KONA”).  Throughout the document, all references to the Company’s “peers” or “competitors” will be these five companies as selected by the Committee.

Over the same time horizon, an equally weighted investment in competitors BJ’s Restaurants, The Cheesecake Factory and P.F. Chang’s China Bistro would have produced a cumulative gain of 663%.  An investment in the S&P 1500 Restaurant Index, a supercomposite index of over 30 restaurant companies, would have produced a cumulative gain of over 434%.  While most restaurant investors have reaped substantial financial rewards over the past 15 years, shareholders of J. Alexander’s have seen the erosion of nearly one-third of their equity capital.

As the same management team and Chairman of the Board have been in place throughout this entire period, we believe that the Company’s historically poor share price performance demonstrates management’s inability to maximize shareholder value and the Board’s failure to hold management accountable.

WE ARE VERY CONCERNED BY THE COMPANY’S POOR OPERATING PERFORMANCE

The Company’s restaurant operating margins are significantly below those of its peers.

We believe that the Company’s operating performance is a cause for serious concern.  Compared to its competitors with a similar price point, footprint and unit volume, J. Alexander’s restaurants are generating significantly less restaurant-level cash flow5.

As illustrated in the chart below, despite having an average unit volume in-line with its peers, the Company’s restaurant-level cash-flow margin lags its competitors by an average of over 5% of sales6.

Peer Group Operating Metrics- Year 2011

($ in thousands)
Relevant Statistic
Units	46	47	115	170	23	204	33
Average Check	$25.13	$19.33	$13.00	$19.10	$24.00	$21.50	$26.87
Alcohol Mix	23.2%	17.9%	22.0%	13.0%	31.0%	13.5%	17.0%
Average Unit Volume	$4,814	$3,341	$5,525	$9,900	$4,100	$4,574	$4,763
Restaurant-Level Cash Flow	$867	$501	$1,127	$1,762	$728	$782	$583
% Margin	18.0%	15.0%	20.4%	17.8%	17.8%	17.1%	12.2%

On average, the Company’s restaurants generate nearly one-third LESS restaurant-level cash flow margin than those of its peers.

5 Restaurant-level cash flow defined as: restaurant sales less restaurant costs (cost of sales, restaurant labor and related costs, occupancy, and other operating expenses).  This measure excludes depreciation, corporate SG&A, asset impairment and pre-opening expenses.  This figure is a commonly reported operating measure used to evaluate the profitability of restaurants exclusive of corporate or non-recurring costs.
6 Figures represent Fiscal Year 2011.  All data was compiled from individual company filings.

We believe that the Company’s inability to operate its restaurants with a similar cost structure to its peers has resulted in the meaningful operational underperformance shown above.  We are disturbed by the failure of management and the Board to take responsibility for this substantial underperformance.

The Company has a long history of declining guest counts.

We believe that the Company needs to improve its guest traffic -- a critical operating metric used to assess performance in the restaurant industry.  Since the Company shifted its entire focus to the J. Alexander’s brand in late 1996, the Company’s average guest counts have declined precipitously.

According to data provided by the Company’s public filings7, in 1997 (the first full year following the divestiture of the Company’s fast food operations) the Company’s average restaurant saw an average customer count of 4,726 people per week.  Five years later, in 2002, that number dropped over 10%, to 4,240 customers per week.

By 2011, the average J. Alexander’s restaurant served just 3,409 customers per week, a 28% decline in weekly customer counts from 1997.

We feel that declining guest counts in 10 out of 14 years, with a cumulative decrease of approximately 28%, is simply unacceptable.  We are deeply concerned that if these guest traffic declines are allowed to persist, shareholders will continue to suffer.

WE ARE CONCERNED BY THE COMPANY’S CAPITAL ALLOCATION STRATEGY

We believe that the Company’s capital allocation strategy is misguided.  The Company spends significantly more than its peers on new restaurants.  When this spending is coupled with its below-average restaurant-level cash flow margin, the Company is unable to earn industry-average rates of return on its capital.  This has been reflected in the Company’s flagging historical enterprise value even through a period of considerable restaurant unit growth and capital expenditures.

The Company spends significantly more than its peers to open new restaurant locations.  Competitors Brio, Bravo, Kona Grill and PF Chang’s all spend approximately $2.5 million or less to construct, furnish and equip their restaurants8.  These buildings are approximately the same size, produce similar sales and target the same consumers as the Company’s restaurants.  J. Alexander’s has historically spent roughly $4 million9 to open a new restaurant.  We believe this is due to the Company’s insistence on owning its buildings subject to ground leases10.

7Calculated as average weekly sales per restaurant divided by average guest check.
8According to public filings. Costs are exclusive of land acquisition, pre-opening expenses and net of tenant improvements.
9 According to data from the Company’s  2010 and 2011 Form 10-K filings, as well as conversations with management.
10 A ground lease gives the tenant the ability to develop a piece of property during the lease period, after which the land and all improvements are turned over to the property owner.  In contrast to a traditional lease, the tenant needs to expend significantly more money at the beginning of the lease to construct or improve the building, while only making lease payments on the land.  Similar to a traditional lease, at lease expiration the tenant is left with no residual value.

By spending so much more cash than its competitors to open new restaurants, the Company’s restaurants need to produce more operating cash flow than its peers in order to recognize the same rate of return. However, as shown in the chart above, the Company’s restaurant-level cash flow margins significantly underperform all peers.

We believe the Company’s substantially lower restaurant-level cash flow margin, coupled with the materially higher amount of cash spent on opening new restaurants, results in meaningfully lower cash-on-cash returns than all peers11.

It is obvious that the market has been unimpressed with the Company’s capital allocation.  When the Company divested its Wendy’s operations in November 1996, the Company operated 13 full-service J. Alexander’s locations.  At this time, the enterprise value of the Company was $52 million12.  In the subsequent 15 year period, the Company has opened 20 new locations and spent a total of $117 million on capital expenditures.  In spite of nearly tripling the restaurant base, as of November 3, 2011 the market valued the Company’s enterprise at only $47.4 million.

As the Company grew from 13 to 33 restaurants over the past 15 years, the Company’s enterprise value has declined by nearly 9% and the stock price has declined by nearly 30%.

We feel that it is clear that the market does not believe that the Company is earning an adequate rate of return on its capital spending and we have seen no indication that current decision makers have any intention of taking actions that would result in increasing returns on capital. If elected, our Nominees would apply their operational and capital allocation experience to properly evaluate objective measures of performance and would then hold management accountable for the results.

THE COMPANY HAS FAILED TO CRAFT AND ARTICULATE A COHERENT OPERATING STRATEGY

We believe that the Company’s lagging operating margins, declining guest traffic and weak shareholder returns result in part from the lack of a coherent, consistent corporate operating and growth strategy.

11 Cash-on-cash returns defined as annual restaurant-level cash flow as a percentage of initial cash investment.  Industry average cash-on-cash return for new restaurants is approximately 30%.  The Company’s cash-on-cash return is approximately 14.6%  -- one-half of the industry average.  The average mature J. Alexander’s restaurant (currently system-wide average, as all 33 restaurants have been open greater than 3 years) produces a restaurant-level cash flow margin of 12.2% on an average unit volume of $4.76 million.  On average, each restaurant produces $583,000 of annual cash flow divided by a $4 million initial investment, or 14.6%.
12 As of 10/31/1996, the stock price was $9.125 with 5.32 million shares outstanding.  After receiving proceeds from the Wendy’s disposition, debt was paid down to $16 million and cash on hand was $12.5 million.

As a byproduct of the Company’s disjointed growth, restaurants are located in several disparate markets.  With 33 non-standard restaurants across 13 states, we believe that management has attempted to manage multiple operating models as one brand.  Some restaurants are located in much higher-income, higher-traffic locations than others, resulting in each restaurant drawing from a different populace.  With a brand that is supposedly targeted to the upscale consumer, we feel that some of the older restaurants appear to be inconsistent with the current image.  Even CEO Lonnie Stout acknowledged as much in his 2005 letter to shareholders:

“We have too many restaurants in small and mid-sized markets for an upscale concept with the characteristics of J. Alexander’s. […] We also have a few restaurants that are in locations I today would describe as unsatisfactory.”13

Yet, even with the most recent recession, the Company has not seen fit to close any of its small market restaurants and redeploy that capital to restaurants that would be deemed “satisfactory”.  We believe that a key to the Company’s future success will be its ability to focus on executing a consistent operational strategy.  If elected, our Nominees will work toward crafting and executing a consistent strategy for the Company’s brand.

WE BELIEVE THAT THE BOARD LACKS INDEPENDENCE AND HAS FAILED TO ADDRESS BASIC CORPORATE GOVERNANCE ISSUES INCLUDING EXCESSIVE COMPENSATION AND LOW LEVELS OF STOCK OWNERSHIP

We are concerned that executive compensation is excessive and not aligned with performance.

We believe that there has been a misalignment between executive compensation and Company performance.  Despite a share price decline of nearly 30% in the 15 years since the Company divested its fast food operations, the Company has agreed to pay the four most senior members of its management team, upon their retirement, termination or death, 50% of each executive’s most recent salary for a period of 15 years.  According to the Company’s recent public filings, the estimated present value of these salary continuation payments for CEO Lonnie Stout, CFO R. Greg Lewis and VP of Human Resources J. Michael Moore approximates $3.7 million14.

Further, in addition to the salary continuation benefits, all three named executive officers are entitled to severance payments following a change of control or termination without cause (also known as a “golden parachute”) that total approximately $2.7 million.  In addition to the amount of the golden parachutes, the Board also approved the payment of tax gross-ups on those parachute payments.  The addition of the tax gross-ups to the severance payments could increase the Company’s obligation to an estimated $3.8 million.15

13 2005 Letter to Shareholders, Page 5
14 From Executive Compensation section of Company 10K/A filed April 30, 2012. Controller Mark Parkey is entitled to salary continuation as well.  He is not listed in the proxy.
15 Applying a 28% marginal tax rate.

In 2011 the Company recorded net income of $857,000.  The Board has already approved payments to executive officers of an estimated $7.5 million.  Shareholders are now responsible for paying management in excess of 8.8 times the Company’s 2011 net income.  We feel that with the value destruction overseen by current management, these payments are unwarranted and are an egregious example of the Board’s inability to align compensation with performance and to hold management accountable for the Company’s results.

We are concerned with the lack of an independent chairman, the historical lack of a formal Nominating and Governance Committee and interlocking relationships among Board members.

We have serious concerns that the Board is not composed in a way to foster healthy dialogue and proper checks and balances.

For each of the past four years, both Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), two leading proxy advisory services, have recommended that shareholders withhold votes from one or more directors relating to issues with Board composition.  Specifically, Glass Lewis noted in its 2011 report that:

“We view an independent chairman as better able to oversee the executives of the Company and set a pro-shareholder agenda without management, and consequently, without conflicts that an executive insider or affiliated director might face.  This, in turn, leads to a more proactive and effective board of directors16.”

We believe the Company’s historical lack of a formal Nominating and Governance Committee has restricted the Board’s ability to accurately assess its composition and ensure that Board members are fully aware of their roles and responsibilities.  According to ISS in its 2011 report:

“As a matter of best practice, companies should have a formal nominating committee with clearly delineated areas of responsibility.  The establishment of a fully independent nominating committee ensures that shareholders are able to hold members involved in the nomination process accountable for their actions17.”

Glass Lewis adds:

“Since the board does not currently have a governance or nominating committee, we believe it is appropriate for shareholders to hold Mr. Stout, as chairman of the board, accountable for what we believe is a failure of the board to address these issues18.”

Perhaps due to the historical lack of a Nominating or Governance Committee, anecdotal evidence suggests that all three independent Board members have ties to Mr. Stout that may cloud their true independence.  Mr. Stout served with Mr. Duncan on the Board of Directors of Comptronix Corporation from 1993 until 199619.  Both Ms. Rector and Mr. Steakley were employed by the Company’s previous auditor, Ernst & Young (“E&Y”), at the time that E&Y was performing the Company’s audits20.

16 Glass Lewis proxy paper on J. Alexander’s Corporation published for the 2011 Annual Meeting.
17 ISS recommendation on J. Alexander’s Corporation published on May 5, 2011.
18 Glass Lewis proxy paper on J. Alexander’s Corporation published for the 2011 Annual Meeting.
19 At which time Comptronix filed for Chapter 11 bankruptcy protection.
20 When it was discovered that Ms. Rector and Mr. Steakley still received benefits from E&Y after they had left, Mr. Stout dismissed E&Y as the Company’s auditor in order to facilitate Ms. Rector’s and Mr. Steakley’s joining of the Board.

Without a formal, independent Nominating Committee, shareholders have been unable to hold anyone accountable for the selection of Board members to properly represent their interests.

We are concerned by the Board’s apparent lack of succession planning.

We believe that the Board has not properly conceived of a succession plan based on the public statements of Mr. Stout – the Company’s Chairman and CEO.  Specifically, appearing in both of Chairman/CEO Lonnie Stout’s 2005 and 2010 annual letter to shareholders is the following:

“Occasionally, I am asked if I have an exit strategy.  The answer is yes.  The Columbarium at the First Presbyterian Church in Nashville.”

We are deeply disturbed by this line of thinking.  J. Alexander’s is a public restaurant company, not a private company wholly-owned by Mr. Stout.  The shareholders have not approved a contract for life.  Further, it is the Board’s obligation to oversee the development of an appropriate succession plan and perhaps combining the offices of Chairman and CEO has contributed to this failure.

The apparent lack of real succession planning further bolsters our concern that the Board is not holding management accountable. We believe that the Company should be operated for the benefit of shareholders, not to provide members of management with employment until death.

We are concerned by the Board’s enactment of a poison pill without shareholder approval.

We believe that the poison pill enacted by the Board on March 5, 2012 in reaction to our nomination of directors is detrimental to shareholder value and is further evidence of management and Board entrenchment and willingness to disenfranchise shareholders.

Proxy advisory firm Glass Lewis, when reviewing the Company’s previous poison pill (which this new poison pill replaced with a lower percentage ownership trigger and extended expiration date), made the following comment:

“We believe that shareholder rights plans (“poison pill plans”) are not in the best interest of shareholders.  Specifically, they can reduce management accountability by substantially limiting opportunities for corporate takeovers.  Rights plans can thus prevent shareholders from receiving a buy-out premium for their stock.  Typically we recommend that shareholders vote against these plans to protect their financial interests [...]  It is also an issue in which the interests of management may be very different from those of shareholders, and therefore ensuring shareholders have a voice is the only way to safeguard their interests21.”

21 Glass Lewis proxy paper on J. Alexander’s Corporation published for the 2010 Annual Meeting.

By limiting the rights of any shareholder to purchase the Company’s Shares in the open market, this decision by the Board disenfranchises shareholders and suggests that the Board is more focused on entrenchment than maximizing shareholder value.  By not giving shareholders the opportunity to vote on the propriety of this plan, management and the Board have continued to entrench themselves to the detriment of shareholders.

We are concerned with management and the Board’s lack of meaningful stock ownership.

We believe that the Board’s ability to properly evaluate and address the Company’s historical operational and governance challenges is seriously compromised due to the Board’s minimal ownership of Shares.  Despite their tenure of approximately eight years each, independent directors Brenda Rector and Joseph Steakley each directly own only 1,000 Shares22.  Further, despite being on the Board for approximately twenty-three consecutive years, E. Townes Duncan personally owns only 5,208 Shares23.

Combined, the Company’s three independent directors own only 0.1% of the outstanding common stock.

Also, the investment entity controlled by Mr. Duncan, Solidus Company, L.P. (“Solidus”), has been a pronounced seller of the Company’s stock over the last four years.  As of May 2008, Solidus owned 1,758,246 Shares, or 26.3% of the outstanding Shares.  As of June 2011, Solidus reported owning only 177,046 Shares, or just 2.95% of the outstanding Shares.

We also note that despite being in the roles of CEO for twenty-six years and Chairman for twenty-two years, Lonnie Stout owns only 172,214 Shares, or just 2.8% of the outstanding Shares24.  Further, in late 2009 he entered into a trading plan to sell 30,000 shares at prices ranging from $4.00 to $4.75.

In contrast to the total independent director ownership of just 0.1% of the outstanding common stock, the members of the Committee beneficially own an aggregate of 9.9 % of the outstanding common stock.  The Committee members purchased all of their Shares in the open market.  The Committee members have a significant economic stake in the Company and we believe that our interests are properly aligned with those of all shareholders.

22 The 2011 proxy statement lists 16,000 shares of beneficial ownership for each, 15,000 shares of which are issuable upon exercise of options by each.
23 According to 13D/A filed by Solidus Company, LP on June 8, 2011.  Excludes 177,046 Shares beneficially owned by Solidus as to which Mr. Duncan disclaims beneficial ownership in excess of his proportional interest in Solidus.
24 According to 2011 proxy statement, which lists 340,458 shares of beneficial ownership - 157,500 of which are issuable upon exercise of options and 10,744 have been allocated to Mr. Stout by the Employee Stock Ownership Plan.

Our Nominees have the relevant experience and qualifications necessary to improve and create sustained shareholder value.

Our Nominees have valuable and relevant operational, financial and public company board experience that uniquely qualifies them to serve on the Board of J. Alexander’s.  Our Nominees are committed to working constructively with the other members of the Board to take the necessary steps to address the Company’s long term share price underperformance, poor operating performance, and the other business and governance related concerns outlined above.

[Todd E. Diener is a former executive officer of Brinker International, Inc.  At Brinker he most recently served as the President of Chili’s Grill & Bar and On the Border restaurants.  During this time, Chili’s was one of the largest casual dining restaurant chains in the world with more than 1,200 locations in the United States and 200 international locations in 28 countries.  In his role as President of Chili’s, Mr. Diener led all aspects of the brand, including finance, P&L, marketing, operations, real estate, human resources and franchising.  Prior to his role as President of Chili’s and On the Border, Mr. Diener served in the roles of Executive Vice President and Chief Operating Officer of Brinker International, Inc., where he was responsible for more than 1,500 restaurants.  Mr. Diener oversaw company-owned and franchised operations for On the Border, Macaroni Grill, Maggiano’s and Corner Bakery Café restaurants in the United States and 24 other countries. Mr. Diener worked for Chili’s and its parent company, Brinker International, Inc., for approximately 28 years.  We believe that the Board will benefit from the depth of Mr. Diener’s strategic and operational industry experience in exploring ways in which to improve the Company’s financial performance and maximize returns.]

[Ryan J. Levenson is the Founder and Managing Member of Privet Fund Management, LLC, an investment firm.  As the Managing Member of Privet Fund Management LLC, he has significant experience evaluating companies from a financial, operational and strategic perspective to identify inefficiencies and the resulting opportunity for value creation.  Mr. Levenson has valuable public board experience and currently serves on the Board of Directors of The Middleby Corporation (NASDAQ: MIDD), one of the largest commercial foodservice equipment manufacturers in the world with a current market capitalization of approximately $1.87 billion. Additionally, Mr. Levenson’s significant experience in a variety of industries and complex financial matters enables Mr. Levenson to provide the Company with valuable insights relating to capital allocation and proper corporate governance.  We believe that the Company will benefit from the presence of a significant shareholder on the Board.]

Our Proposed Actions

We believe the Nominees present a breadth and depth of relevant operational, financial, and public company board experience that will provide a fresh perspective to board deliberations and will enhance the ability of J. Alexander’s to address what we believe is chronic under-performance as compared to those companies that we view as peers. We also note that, if elected, our Nominees would constitute a minority of the Board and would not be able to accomplish these goals without the support of additional members of the Board.  If elected, the Nominees plan to, consistent with their fiduciary duties:

●
Review the operations of the Company with an eye toward maximizing shareholder value, by advocating for (i) an examination of Company’s operating performance and guest counts relative to other casual dining chains,(ii) an examination of the Company’s capital allocation policies, (iii) a thorough review of the Company’s financial statements and operating data for potential opportunities for improvement;

●	Assist the Company in the formulation of a strategic operating plan that will contain actionable benchmarks to which management can be held accountable;

●	Critically evaluate the Company’s compensation practices with a view to more closely aligning pay with performance;

●	Examine the Company’s change of control and severance arrangements;

●	Advocate for stock ownership guidelines for directors and officers;

●	Advocate for Board nominees to be vetted by an independent nominating committee and determined to be free from conflicting relationships;

●	Advocate for the appointment of an independent Chairman of the Board to be determined by the independent members of the Board;

●	Advocate for meaningful succession planning; and

●	Advocate that the poison pill be submitted for shareholder consideration at the next meeting of shareholders.

We have no current plans to seek other changes to the composition of the Board other than the election of our Nominees and the potential appointment of Mr. Stout to fill a newly created vacancy on the Board in the event that he is not re-elected at the Annual Meeting and our Nominees are elected.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

There are currently [four] members of the Board, each of whose terms expire at the Annual Meeting.  For the reasons stated above, we are seeking your support at the Annual Meeting to elect our [two] Nominees. Your vote to elect the Nominees will have the legal effect of voting to replace [two] incumbent directors of the Company with the Nominees. If our Nominees are elected, they will not represent a majority of the members of the Board and thus there can be no assurance that they will have the ability to enhance shareholder value.

The Nominees

The Committee has nominated [two] highly qualified Nominees, who, if elected, will exercise their independent judgment in accordance with the discharge of their fiduciary duties as a director in all matters that come before the Board.  Clearly, the Nominees would seek to work with the other members of the Board to take those steps that they deem necessary or advisable to unlock the Company’s long-term intrinsic value.

The nomination of [Todd Diener and Ryan Levenson] was made in a timely manner and in compliance with Section 3A of the Amended and Restated Bylaws of the Company (the “Bylaws”).

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, employments and directorships for the past five years of each Nominee.  This information has been furnished to us by the Nominees. This information also includes the specific experience, qualifications, attributes and skills of each of the Nominees that led us to conclude that the Nominees should serve as directors of the Company. The Nominees are citizens of the United States of America.

[Todd E. Diener (Age 54).  Mr. Diener is currently a private investor. From 2005 until 2009, Mr. Diener was an executive officer of Brinker International, Inc. where he served as the President of Chili’s Grill & Bar and On the Border restaurants. During this time, Chili’s was one of the largest casual dining restaurant chains in the world with more than 1,200 locations in the United States and 200 international locations in 28 countries.  In his role as President of Chili’s, Mr. Diener has led all aspects of the brand, including finance, P&L, marketing, operations, real estate, human resources and franchising.  Prior to his role as President of Chili’s and On the Border, Mr. Diener served in the roles of Executive Vice President and Chief Operating Officer of Brinker International, Inc., where he was responsible for more than 1,500 restaurants. In these roles, Mr. Diener oversaw company-owned and franchised operations for On the Border, Macaroni Grill, Maggiano’s and Corner Bakery Café restaurants in the United States and 24 other countries.  Mr. Diener worked for Chili’s and its parent company, Brinker International, Inc., for approximately 28 years.  Mr. Diener graduated from the Conrad Hilton School for Hotel and Restaurant Management at the University of Houston.]

[Ryan James Levenson (Age 36).Mr. Levenson is currently Principal and Managing Member of Privet Fund Management LLC, an investment firm, since its founding in February 2007.  Mr. Levenson also currently serves as a member of the Board of Directors and Compensation and Audit Committees of The Middleby Corporation (NASDAQ: MIDD), a commercial foodservice equipment manufacturer with a market capitalization of approximately $1.87 billion.  Prior to founding Privet Fund Management LLC in February, 2007, Mr. Levenson served as Vice President of Business Development at MSI, a privately held building products distributor and construction services company since 2003.  Prior to MSI, Mr. Levenson served as a financial analyst for Cramer Rosenthal McGlynn’s long/short equity hedge fund after working at SAC Capital Advisors LLC in a similar capacity. Mr. Levenson began his career as an analyst for CJS Securities.  Mr. Levenson graduated from Vanderbilt University.]

Information regarding Share ownership and purchases and sales of Shares during the past two years is listed for each participant in the solicitation on Schedule I.  Except as set forth on Schedule I, the participants and their associates do not own, beneficially or of record, any Shares of the Company.

The principal business address of Mr. Levenson is 3280 Peachtree Road, Suite 2670, Atlanta, Georgia 30305.  The principal business address of Mr. Diener is 4901 Lorraine Drive, Frisco, TX 75034.

The Nominees would not be barred from being considered independent under the independence requirements of NASDAQ and the independence standards applicable to J. Alexander’s under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Nominees will not receive any compensation from any member of the Committee for their service as directors of the Company.  Other than as stated herein, there are no arrangements or understandings among any of the members of the Committee and the Nominees or any other person or persons pursuant to which the nominations described herein are to be made.  The Nominees have consented to be named in this Proxy Statement and to serve as directors of the Company if elected as such at the Annual Meeting.

We expect that each of the Nominees will be able to stand for election.  In the unforeseen event that a Nominee is incapable of serving or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be cast for a substitute nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate a substitute person if the Company makes or announces any changes to its Bylaws or takes any other action that has, or if consummated would have, the effect of disqualifying a Nominee, of course to the extent this action is not prohibited under the Bylaws and applicable law.  In any such case, the Shares represented by the enclosed GOLD proxy card will be voted in favor of a substitute nominee.  We reserve the right to nominate additional person(s), to the extent that opting for this action is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing number.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Committee that any attempt by the Company to increase the size of the Board, or to classify, reconstitute or reconfigure the Board, would constitute unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY’S

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected KPMG LLP (“KPMG”) to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2012. According to the Company’s proxy statement, the Company is submitting the selection of KPMG for ratification of and approval by the shareholders at the Annual Meeting.

WE DO NOT OBJECT TO THE RATIFICATION OF THE SELECTION OF KPMG AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2012 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

According to the Company’s proxy statement, only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board and FOR the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for the 2012 fiscal year, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate [four] candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our Nominees.  [Because of the way the rules regulating proxy solicitations work, we are not able to solicit authority to vote for any of the Company’s nominees.  As a result, by voting on the enclosed GOLD proxy card, you will only be able to vote for our two Nominees and not for a full slate of [four] director nominees.  Shareholders who attend the Annual Meeting in person are generally able to vote a “split ticket” by voting on a ballot (an “Omnibus Ballot”) that we expect the Company will  provide that will name all of the individuals for whom proxies are being solicited for their election as directors.]

[ Although Shares represented by properly executed GOLD proxy cards will not be voted for any of the Company’s nominees because such nominees have not consented to be named in our proxy statement, t he members of the Committee intend to attend the Annual Meeting and vote their own  Shares on an Omnibus Ballot FOR our Nominees as well as Lonnie Stout and ________.  If the Company declines to provide an Omnibus Ballot, the members of the Committee will vote their Shares FOR our Nominees only .]

[If our Nominees are elected, the remaining two directors will be the two Company nominees receiving a plurality of the votes cast.   According to the Company,  an average of 33.8% of the Shares voted in each of the last three years have “withheld” voting authority for  Mr. Stout25.    If Mr. Stout is not elected at the Annual Meeting, our Nominees would support a proposal to  expand the Board by one member and appoint Mr. Stout to fill the vacancy created thereby because our Nominees believe that the Board may benefit from having the perspective of the Company’s Chief Executive Officer .  There is no assurance that any of the Company’s nominees will serve as director if our Nominees are elected. ]

Quorum; Discretionary Voting

According to the Company’s proxy statement, in order to constitute a quorum with respect to each matter to be presented at the Annual Meeting, a majority of the outstanding Shares as of the Record Date must be present at the Annual Meeting either in person or by proxy.  If you vote, your Shares will be part of the quorum.  According to the Company’s proxy statement, abstentions and broker non-votes will count as Shares that are present for the purpose of establishing a quorum.  However, if you hold your Shares in street name and do not provide voting instruction to your broker, your Shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  We believe that your broker will not have discretionary authority to vote your Shares on any matter at the Annual Meeting.

25 35.5% withheld in 2011, 38.9% withheld in 2010 and 27.0% withheld in 2009.

Votes Required

Election of Directors.  According to the Company’s proxy statement, directors are elected by a plurality vote.  The [four] director nominees who receive the largest number of votes cast will be elected at the Annual Meeting.  Abstentions and broker non-votes will not be counted as votes “for” or “against” any director nominee.

Appointment of KPMG. According to the Company’s proxy statement, the ratification of the selection of KPMG will be determined by a majority of the votes cast.  Abstentions and broker non-votes will have no effect on the outcome of the vote for the ratification of the selection of KPMG.

Revocation of Proxies

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person or by filing with the secretary of the Company a written revocation.  The delivery of a subsequently dated proxy which is duly executed will also constitute a revocation of any earlier proxy.  The revocation may be delivered either to The Committee to Strengthen J. Alexander’s c/o Morrow & Co. at the address set forth on the back cover of this Proxy Statement or to J. Alexander’s at 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee, 37202, Attention: Corporate Secretary, or any other address provided by J. Alexander’s.  Although a revocation is effective if delivered to J. Alexander’s, the Committee requests that either the original or photostatic copies of all revocations be mailed to The Committee to Strengthen J. Alexander’s c/o Morrow & Co. at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date.  Additionally, Morrow & Co. may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE COMMITTEE’S NOMINEES, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Committee.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

The Committee has entered into an agreement with Morrow & Co., LLC (“Morrow”) for solicitation and advisory services in connection with this solicitation, for which Morrow will receive a fee not to exceed $_________, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Morrow will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  The Committee has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  The Committee will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Morrow will employ approximately ___ persons to solicit J. Alexander’s shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Committee.  The total cost of this solicitation of proxies is currently estimated to be approximately $_________. The Committee estimates that through the date hereof, its expenses in connection with this solicitation of proxies are approximately $___________.  If any of the Nominees are elected, the Committee intends to seek reimbursement from the Company of all expenses it incurs in connection with the solicitation of proxies.  The Committee does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

OTHER PARTICIPANT INFORMATION

Privet Management is the general partner of Privet Fund.  Mr. Levenson is the sole Managing Member of Privet Management.  By virtue of their relationship with Privet Fund, each of Privet Management and Mr. Levenson may be deemed to beneficially own the Shares owned by Privet Fund, and Mr. Levenson may be deemed to beneficially own the Shares owned by both Privet Fund and Privet Management, respectively.

The principal business of Privet Management is providing administrative and management services to Privet Fund.  The principal business of Privet Fund is investing in securities.  The principal occupation of Mr. Levenson is serving as the Managing Member of Privet Management.  The principal occupation of Mr. Rosenzweig is as an Analyst at Privet Management.

The principal business address of Privet Fund and Privet Management is 3280 Peachtree Road, Suite 2670, Atlanta, Georgia 30305.  The principal business address of Mr. Diener is 4901 Lorraine Drive, Frisco, Texas  75034

Information regarding Share ownership and purchases and sales of Shares during the past two years is listed for each participant in the solicitation on Schedule I.  Except as set forth on Schedule I, the participants and their associates do not own, beneficially or of record, any Shares of the Company.  The participants may have effected purchases of the Company’s Shares through margin accounts maintained with prime brokers, who may have extended margin credit as and when requested to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such broker’s credit policies.

Except as set forth in this Proxy Statement (including the Schedule hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material pending legal proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other Matters

Other than those discussed above, the Committee is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the Committee is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

Shareholder Proposals

If you wish to submit a proposal to be included in the Company’s proxy statement for its 2013 Annual Meeting of Shareholders, the proposal must be received by the Secretary of the Company not later than _____, 2012, in order for such proposal to be considered for inclusion in the Company’s proxy statement and proxy relating to its 2013 Annual Meeting of Shareholders.

For other shareholder proposals to be timely (but not considered for inclusion in the Company’s proxy statement), a shareholder’s notice must be received by the Secretary of the Company not less than 75 days nor more than 90 days prior to _______, 2013. The proposal must be in writing and must comply with the advance notice provisions and other requirements of Section 3A of the Bylaws.  Therefore, to be presented at the 2013 Annual Meeting, such a proposal must be received by the Company on or after _______ __, 2013 but no later than ______ __, 2013.  If the date of the 2013 Annual Meeting is advanced by more than 30 days prior to, or delayed by more than 30 days after, the anniversary date of the 2012 Annual Meeting, notice must be received not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2013 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by the Committee that such procedures are legal, valid or binding.

Incorporation by Reference

THE COMMITTEE HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY THE COMPANY HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY US OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.

The information concerning J. Alexander’s contained in this Proxy Statement and the Schedule attached hereto has been taken from, or is based upon, publicly available information.

THE COMMITTEE TO STRENGTHEN
J. ALEXANDER’S
May ___, 2012

SCHEDULE I

SHARE OWNERSHIP

A.           Participants’ Ownership of Securities of J. Alexander’s Corporation

Stockholder	Shares Owned	Title and Class	Nature of Ownership	Percent of Class1
Privet Fund LP	562,599	Common Stock	Shared voting and dispositive. Privet Fund LP is the beneficial owner of 562,599 Shares and the record and beneficial owner of one Share.	9.4%
Privet Fund Management LLC	590,956	Common Stock
Shared voting and dispositive. Privet Fund Management LLC may be deemed to hold shared voting and dispositive power of 590,956 Shares, including the Shares held by Privet Fund LP as the Managing Partner of Privet Fund LP, and 28,357 Shares held by Privet Fund Management LLC in a separately managed account pursuant to which the account owner has delegated all voting and dispositive power to Privet Fund Management LLC.
				9.9%
Ryan Levenson	590,956	Common Stock
Shared voting and dispositive. Mr. Levenson may be deemed to hold shared voting and dispositive power of the Shares beneficially owned by Privet Fund Management LLC as Managing Member of Privet Fund Management LLC, the Managing Partner of Privet Fund LP.
				9.9%
Ben Rosenzweig	3,029	Common Stock	Sole voting and dispositive.	Less than 1%
Todd Diener	0	N/A	N/A	N/A

1 Based on 5,994,453 outstanding Shares as of April 27, 2012

1

B.	Participants’ Transactions in Securities of J. Alexander’s Corporation During the Past Two Years

	All transactions relate to the Company’s Shares, the only class of Company securities outstanding.

	1. Privet Fund LP

	Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share*
	5/16/12	Purchase	20,000	8.5400
	5/11/12	Purchase	1,075	8.5000
	5/10/12	Purchase	10,000	8.5000
	5/9/12	Purchase	10,000	8.4379
	12/15/11	Purchase	50,000	5.8300
	11/22/11	Purchase	1,700	5.6000
	11/18/11	Purchase	1,300	5.5985
	11/17/11	Purchase	3,550	5.6810
	11/16/11	Purchase	309	5.6300
	11/15/11	Purchase	428	5.5531
	11/3/11	Purchase	100,000	6.0000
	11/1/11	Purchase	27,661	6.7365
	10/31/11	Purchase	65	6.6500
	10/28/11	Purchase	4,400	6.7908
	10/27/11	Purchase	1,000	6.5660
	10/26/11	Purchase	13,766	6.5902
	10/25/11	Purchase	6,398	6.2380
	10/24/11	Purchase	20,946	6.1117
	10/4/11	Purchase	5,120	5.9977
	10/3/11	Purchase	6,700	5.9500
	9/30/11	Purchase	3,300	6.1952
	9/29/11	Purchase	3,940	5.8031
	9/26/11	Purchase	1,693	6.1455
	9/23/11	Purchase	2,172	5.9876
	9/22/11	Purchase	2,988	5.9989
	9/21/11	Purchase	2,474	6.1083
	9/7/11	Purchase	3,120	6.2995
	9/2/11	Purchase	100,297	6.2506
	8/30/11	Purchase	13,000	6.7093
	8/29/11	Purchase	7,562	6.6420
	8/26/11	Purchase	2,292	6.4703
	8/25/11	Purchase	3,500	6.3163
	8/24/11	Purchase	35,881	6.0290
	8/23/11	Purchase	4,118	5.9010
	8/22/11	Purchase	8,300	5.8799
	8/18/11	Purchase	9,425	5.5900
	8/15/11	Purchase	1,200	5.6445
	8/12/11	Purchase	5,300	5.6979

2

8/11/11	Purchase	2,171	5.5478
8/10/11	Purchase	3,611	5.1069
8/5/11	Purchase	3,800	5.5900
8/4/11	Purchase	5,500	5.5104
7/28/11	Purchase	400	6.5725
7/26/11	Purchase	2,000	6.6680
7/21/11	Purchase	2,800	6.4100
7/11/11	Purchase	1,367	6.4100
6/23/11	Purchase	1,400	6.9079
6/16/11	Purchase	600	6.2300
6/15/11	Purchase	5,005	6.1956
6/14/11	Purchase	7,798	6.1083
6/13/11	Purchase	1,314	6.0336
6/8/11	Purchase	200	6.0450
6/3/11	Purchase	400	5.9950
6/2/11	Purchase	2,400	6.0900
6/1/11	Purchase	3,000	6.0497
5/31/11	Purchase	9,600	6.1047
5/27/11	Purchase	2,300	5.9675
5/26/11	Purchase	1,719	5.8994
5/25/11	Purchase	10,234	5.8458

2. Privet Fund Management LLC

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share*
5/16/12	Purchase	993	8.793
5/16/12	Purchase	1,007	8.4999
12/13/2011	Purchase	400	5.91
12/13/2011	Purchase	100	5.756
12/13/2011	Purchase	10	5.76
12/13/2011	Purchase	141	5.896
12/13/2011	Purchase	549	5.89
12/12/2011	Purchase	1000	5.88
12/12/2011	Purchase	100	5.76
12/12/2011	Purchase	100	5.919
12/8/2011	Purchase	700	5.8189
12/8/2011	Purchase	100	5.849
12/8/2011	Purchase	1300	5.85
12/7/2011	Purchase	100	5.79
12/7/2011	Purchase	400	5.745
12/7/2011	Purchase	600	5.79
12/7/2011	Purchase	400	5.7841
12/7/2011	Purchase	3200	5.75
12/7/2011	Purchase	286	5.7
12/7/2011	Purchase	1200	5.699
12/6/2011	Purchase	22	5.71

3

12/5/2011	Purchase	4687	5.69
12/2/2011	Purchase	1426	5.65
12/1/2011	Purchase	600	5.61
11/30/2011	Purchase	3336	5.55
11/30/2011	Purchase	200	5.54
11/30/2011	Purchase	300	5.53
11/30/2011	Purchase	100	5.6299
11/30/2011	Purchase	5000	5.6399

3. Ben Rosenzweig

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share*
11/9/2011	Purchase	340	$6.00
11/9/2011	Purchase	995	$6.00
9/27/2011	Purchase	1,694	$6.00

* Not including any brokerage fees.

4

IMPORTANT VOTING INSTRUCTIONS

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give the Committee your proxy FOR the election of its Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Morrow & Co., LLC at the address set forth below.

Morrow & Co., LLC 470 West Avenue Stamford, CT 06902 Shareholders call toll free at: 1-800-607-0088 Banks and brokers call collect at: (203) 658-9400 Email: votegold@morrowco.com

1

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 18, 2012

GOLD PROXY CARD

J. ALEXANDER’S CORPORATION

2012 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF

THE COMMITTEE TO STRENGTHEN J. ALEXANDER’S

THE BOARD OF DIRECTORS OF J. ALEXANDER’S CORPORATION
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Ryan Levenson and Ben Rosenzweig, as his, her or its proxies, attorneys and agents with full power of substitution to vote all shares of common stock of J. Alexander’s Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2012 Annual Meeting of Shareholders of the Company scheduled to be held on [MEETING DATE], 2012, at [MEETING TIME] at [MEETING ADDRESS] (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named proxies, attorneys and agents, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named proxies, attorneys and agents or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Committee within a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side or the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting
The Committee’s Proxy Statement and this GOLD proxy card are available at
[Internet address].

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

2

GOLD PROXY CARD

THERE ARE THREE WAYS TO VOTE: BY TELEPHONE, INTERNET OR MAIL

1.
Vote by Mail — If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: The Committee to Strengthen J. Alexander’s, c/o Morrow & Co., LLC 470 West Avenue, Stamford, CT  06902.

OR

2.
Vote by Telephone — Please call toll-free in the U.S. or Canada at 1-800-607-0088 on a touch-tone phone.  If outside the U.S. or Canada, call [number].  Please follow the simple instructions.  You will be required to provide the unique control number printed below;

OR

3.	Vote by Internet — Please access [internet address] and follow the simple instructions. You will be required to provide the unique control number printed below.

CONTROL NUMBER:

You may vote by telephone or Internet 24 hours a day, 7 days a week.  Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

TO VOTE BY MAIL, PLEASE DETACH THIS GOLD PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

3

[X] Please mark vote as in this example

THE COMMITTEE RECOMMENDS A VOTE “FOR” THE NOMINEES
LISTED IN PROPOSAL 1.

1.	THE COMMITTEE’S PROPOSAL TO ELECT DIRECTORS:

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT

[Nominee: 1. TODD DIENER ]	[ ]	[ ]	[ ]
[Nominee: 2. RYAN LEVENSON ]	[ ]	[ ]	[ ]

We intend to use this proxy to vote “FOR” the Nominees listed in Proposal 1.

NOTE: If you do not wish for your Shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your Shares will be voted for the remaining nominee(s).

4

		FOR	AGAINST	ABSTAIN
2.	THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2012 FISCAL YEAR:	☐	☐	☐

DATED:	, 2012

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

5

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 18, 2012

J. ALEXANDER’S CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN
PARTICIPANT VOTING INSTRUCTION FORM

            This Voting Instruction Form is tendered to direct Independence Trust Company, (the “Trustee”), as Trustee of the J. Alexander’s Corporation Employee Stock Ownership Plan (“ESOP”), as to the manner in which all allocated shares in the ESOP account of the undersigned (the “Voting Shares”) shall be voted at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held [MEETING DATE], 2012, at [MEETING TIME] at [MEETING ADDRESS], and any adjournments or postponements thereof.

            The undersigned hereby directs the Trustee to vote all Voting Shares of the undersigned as shown below on this Voting Instruction Form at the Annual Meeting.

(1)	Election of Directors: The Committee To Strengthen J. Alexander’s recommends a vote FOR each of the nominees listed.

[01. T. Diener	☐ FOR	☐ WITHHOLD	02. R. Levenson	☐ FOR	☐ WITHHOLD]

(2)	The ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for fiscal year 2012.

FOR ☐	AGAINST ☐	ABSTAIN ☐

(3)	And in the Trustee’s discretion, the Trustee is entitled to act on any other matter which may properly come before said meeting or any adjournment thereof.

(Continued and to be signed on reverse side)

6

(Continued from other side)

            IMPORTANT: Please mark, date and sign this Voting Instruction Form and return it to the Trustee of the J. Alexander’s Corporation Employee Stock Ownership Plan, Independence Trust Company, PO Box 682188, Franklin, Tennessee 37068-9903 by [________, 2012].

            [A stamped and self-addressed envelope is enclosed for your convenience.]Your Voting Instruction Form must be received by the Trustee by [_______, 2012].

Your shares will be voted by the Trustee in accordance with your instructions. If no instruction is specified, your shares will be voted in the Trustee’s discretion.

PLEASE SIGN, DATE AND RETURN PROMPTLY

Date:	, 2012

Please sign exactly as your name appears at left. If registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys, and corporate officers should show their full titles.

If your address has changed, please PRINT your new address on this line.